UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __) *

AirXpanders, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

June 30, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
Vivo Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,842,159 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
16,842,159 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,842,159 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Consists of Class A Common Stock, par value $0.001 per share (“Common Share”) and CHESS Depositary Interests, or CDIs, which are publicly traded on the Australian Securities Exchange, under the ticker “AXP” (“CDI”) beneficially owned by the reporting person. For purposes of calculating the percentages in this Schedule 13G, each Common Share represents beneficial ownership of 3 CDIs. These securities are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.

(2)	Based on 95,854,584 Common Shares, or Common Share equivalent CDIs, outstanding on March 15, 2017, as reported on the Issuer’s Form 10 filed with the SEC on May 1, 2017, as amended on June 16, 2017, pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 1.	(a)	Name of Issuer:

AirXpanders, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1047 Elwell Court, Palo Alto, California 94303

Item 2.	(a)	Name of Person Filing:

Vivo Ventures VII, LLC

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207, Palo Alto, CA, 94301

(c)	Citizenship:

Vivo Ventures VII, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Common Share”) and CHESS Depositary Interests, or CDIs, which are publicly traded on the Australian Securities Exchange, under the ticker “AXP” (“CDI”). For purposes of calculating the percentages in this Schedule 13G, each Common Share represents beneficial ownership of 3 CDIs.

(e)	CUSIP Number:

N/A

Item 3.     If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.      Ownership.

(a)	Amount beneficially owned:

Vivo Ventures VII, LLC beneficially owns 16,842,159 Common Shares or Common Share equivalent CDIs. The securities are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, as follows:

•	Vivo Ventures Fund VII, L.P.: 37,936,221 CDIs (representing 12,645,407 Common Shares) and 3,837,510 Common Shares.

•	Vivo Ventures VII Affiliates Fund: 826,812 CDIs (representing 275,604 Common Shares) and 83,638 Common Shares.

Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these securities and each of whom disclaims beneficial ownership of such securities.

(b)	Percent of class:

Vivo Ventures VII, LLC: 17.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 16,842,159

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 16,842,159

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Ventures VII, LLC

July 10, 2017
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)